February 1, 2011

To Our Shareholders:

If there ever were a moment to pause and reflect, this would be one.  Not because this is my 32nd report and my first as Chairman and CEO, but because 2010 was the concluding year of our first 15-year plan (Plan for Value 2010), with our second 15-year Plan 2020 already underway.  Second, we have concluded the fourth year beginning in 2007, of the best sustained performance in the history of the Company arching across the “worst of times” of the “Great Recession.”  The financial press has seized upon our record of sustained performance by noting our continuity of year-over-year earnings improvement for six years spanning the Crisis commencing with 2005 and ending 2010 as a performance shared by only 20 publicly filing (SEC) financial institutions in the Country!   And finally, we completed a nearly three-year Executive and Leadership Development Program with the selection of our next President and CEO, thereby affirming the prospects of the Company for the next generation (30 years) through the continuity of leadership, values, time-honored principles of banking, and an exquisite Culture.  This Culture is not only marked by the stability of the enterprise, but by its sustainability of performance in collaboration with its constituents, in the service of the community, virtually indefinitely, it is hoped and expected.

This, of course, could only be possible by the assembly here of the “Best in Class” of those on the front lines constituting the interface and substance of the value proposition of our enterprise to our clients/customers.  The support of that effort, provided by the Executive Management Team and Directorate oversight, and the wisdom of their individual experience through a diverse and thoughtful collaboration, gives life, in effect, to our Strategic Plan and nurtures the exquisite culture which lays at the root of our success and prospects for the future.

Performance 2010:

Accordingly, we are pleased to report increased earnings again this year amounting to $36.80 per share, which is $5.10 per share (16.1%) more than last year and $4.07 over our budget.   This performance was in spite the “drag” on earnings of the “tail end” of the current recession which sees the “ruins” of a failed economy in the form of the expense of peaking of net charge-offs and non-accrual loans.  This is indeed the stuff, the “trash” if you will, of failed economies which the banking industry is left to dispose of by offsets against profits, through provisions for loan loss and inflated FDIC assessments.

The principal elements driving our performance were strong revenue growth, reasonable restraint in the growth of expenses, and active management of credit quality and managing our credit losses to a minimum which has plagued the industry in historic proportions at this point of the economic cycle.  Most significant elements were the continuing improvement of the net interest margin to 4.26%, an increase of 16 basis points for the year, positively impacted by the continued decline in funding costs due to the low interest rate environment which reached .99% cost of funds at year end, a first for a sustained figure under 1%.  Salary and benefit expense was over budget only because of the bonuses and executive incentive plans driven by better than expected performance of earnings and the value of the stock price, up some 17% year-over-year finishing at $383.38 per share on a book of $262.17.  And then there was the year-over-year increase of shareholder common equity after dividends and taxes of a nice 10.8% over last year’s figure.  Of course, we were able to contain our net charge-offs for the year to 41 basis points, slightly more than our 36 basis point budget target, but significantly one-eighth of the 300 basis points (3%) net charge-off average experience for all FDIC insured banks (8,000).  This performance absorbed our conservative (increased) provisioning for loan losses which exceeded budget by 37% or $1,665,000.  This was virtually offset by a stronger than expected refinancing market experienced by our mortgage banking business, which finished the year above budget virtually in the same amount.   Capping this above-budget performance were contributions of revenues earned as a result of a full year’s revenue from our Courtesy Limit Program covering the overdrafts of our good customers and supplemented by a better than expected servicing income from a higher than anticipated service balance of our mortgages sold with servicing fees retained.  And last but not least, our trust and investment income improved by a nice increase in new booked assets as supplemented by a better performance of the recovering market value of assets under management due to an especially strong fourth quarter for the stock market.

Context and the State of the Economy:

Our primary goal for 2010 was to slow the growth of assets and loans by the double-digit pace experienced of the last couple years of the Crisis while maintaining earnings improvements. This would allow us to grow our retained earnings and capital at a rate greater than the asset growth which would have the beneficial effect of increasing our capital ratio (common equity/total assets) for the future in anticipation of a resumption of loan demand as the prospects for the economy are more widely recognized as having returned.  This, we thought, was the opportune time to “make hay” and incrementally increase our capital ratio given what we expected to be a period of low demand as our retail and business customers continued to act appropriately and conservatively with respect to their prospects of growth of business in a recession which has yet to be fully resolved and repaired to the pre-crisis level of GDP.  For the Great Depression, the recovery took an average of 10 years for most of the world economies and especially the United States. Remember, unemployment peaked 24.9% in the ‘30s compared to 10.3% for this downturn, currently holding at 9.8% for the last half year.  Post World War II, the average recovery to pre-crisis levels of GDP has been 4.5 years.  For recent recessions since 1973 in the US, this figure has been shorter, more like 18-24 months for the four previous contractions.

The severity of this recession is due in large part because of its global nature which the recent ones have not been; that is, one country cannot “export” itself out of an economic downturn since everyone is similarly undergoing the same contraction.  Thus, this time will necessarily require significantly more than the “customary time” of the prior four to recover completely to pre-crisis levels of GDP (confidence restored) and to reach a “normal attitude” on the part of markets, consumers and businesses.  We would expect, then, two or three more years before we would reach that state of “peace of mind” which we would associate with “business as usual.”

Accordingly, we had estimated our revenue growth for 2010 to be at 5-6%, principally to be gained from an increase in the net interest margin, our principal source of revenue.  In a low-

interest rate environment, asset re-pricing lags on outstanding loans which are adjusting downward as new loans replace those balances being paid off.  Our ability to lower deposit pricing faster than asset pricing allows us the opportunity to enhance our net interest margin (spread) by these timing differences.  Similarly, we expected asset and loan growth to be in the middle single digits as well.  Therefore, increases achieved this year in assets, loans and deposits of about 3.8% and 6.9% are spot-on our expectation of  growth and, indeed, our capital ratio finished nicely at 7.45% up 31 basis points from the year earlier, accomplishing exactly what we intended so as to position us nicely for the next phase of growth as the recovery continues.

It is in times such as these that we truly understand that the banking industry is in effect the “trash barrel” for the debris of failed enterprises that are left after each financial downturn, the broken dreams and dashed hopes that we know are absorbed and “flushed away” by our incremental earnings which, fortunately in our case, are strong again this year and sadly not the common experience for the industry as a whole.  Nevertheless, we managed a dividend increase of $.95 to $10.85 per share for the year, or nearly 9.6% year-on-year while seeing the auction value of our stock advance by 17% over the last 12 months.   Our rate of return on average equity (book value) and beginning equity finished at 15.1% and 15.8%, up nicely compared with last year’s figures of 14.6% and 15.1%, respectively.

This performance is in keeping with the three-year running averages for the period from 2007 to 2009, where we returned 14.84% which was cited by the U.S. Banker Magazine in the spring of 2010 as a reason we were ranked 19th out of the top 200 community banks in the country in terms of a sustained economic performance.  And now for yet a fourth year, we are showing that we are operating at or above that level.

What Constitutes the “Best in Banking:”

Allow me to bring this performance into perspective, specifically in regards to the recent financial crisis.   A report recently published in the financial press written by a well respected commentator had as its purpose to seek out which were the “Best in Banking” now that the worst of the Crisis is behind us.  He fastened upon a respected data base for Public Filing Financial Institutions tracking approximately 1,150 institutions for which there is a “ticker” stock symbol assigned (CNND).   The “screen” or criterion used to identify the “Best Banks” was to identify those that were able to increase earnings consistently in each of the six years from 2005 through 2010.  Somewhat surprising, only 20 banks were found to have achieved that performance of which our Company was one of two in New York State.   Note, “saw tooth performance” would be disqualifying; only sustained, concerted, year-over-year growth satisfied the condition.

What differentiated the Group of 20 from the other 1,130 publicly filing banks?  Simply enough, he quickly determined that “these banks did not make bad loans.”  That is, the average net charge-off ratio for the Group of 20 was only 25 basis points (.25 of 1%) at their peak, reached in the first quarter of 2010, compared to the average net charge-off ratio for all FDIC insured banks (8,000) of 300 basis points (3.00%) peaking just one quarter earlier (2009 Q4).  This is an astonishing ratio of more than 10-to-1 of average net charge offs for all 8,000 FDIC insured banks compared with the experience of the Group of 20.

But what explains this difference?  The answer was not immediately apparent, since the Group on average had more real estate (backed) loans than the average for all FDIC insured banks. They had more construction and development loans as a percentage of their totals than the industry as a whole. Both conditions were cause to receive special scrutiny during the recent cycle of examiner visits, as they were trying to get to the bottom of the causes of the financial crisis.  Moreover, these 20 banks were not more liquid nor did they have excess capital.  In fact, total real estate loans divided by total loans for the Group peaked at 80%, even as recently as through the third quarter of 2010.  This is in stark contrast with the total real estate loans divided by the total loans for all FDIC insured banks showing a sinusoidal profile for the six-year period vacillating about 60% through the third quarter.

“These bankers knew how to UNDERWRITE!” he finally concluded.  They simply did not take excessive risk, and they did not experiment with new loan structures.  We have long said in these spaces that “the only way you can bring down a bank is through failed loans.”  That is, safety and soundness of loans and investments is where virtually all of the risk resides in our business model as a practical matter.  We have also observed that this most important assessment of our risk profile consumes but only 20% of our annual examiners’ time, leaving 80% for matters of compliance with rules and regulations designed to promote a social and political agenda which are tantamount to unfunded mandates in the name of “consumerism.”  That is, a movement to protect bank customers, both retail and commercial, from the alleged “predatory practices and pricing” at the hands of the banking industry.  There is no convincing evidence offered in support of this alleged abuse, especially which might be emanating from community banks, which incidentally represent 99% of the 8,000 banks in the country!  Once again we find ourselves as the “wronged” and mistaken target for abuse of others who ironically have “left the field” or are no longer in business all together.  Of course, the hideous cost of compliance is the only reality here and, sadly, every dollar of capital spent on misdirected compliance is $14 dollars which are not available to lend (basic banking 101: for each $1 of capital, we leverage $13 of deposits which gives $14 of loan proceeds to stimulate the economy!).

President Obama recently signed an Executive Order adopting a regulatory strategy intended to support economic growth, with an eye to reduce burdens on small business.  The Order requires the design of cost-effective, evidence based regulations, that consider costs and benefits, promote certainty, guided by objective scientific evidence, and further calls for review of existing regulations to determine whether they are still necessary and effective to address current problems.  Wow, that sounds good, BUT ironically for us the Order specifically does NOT apply to independent agencies that regulate a bank’s operations: CFPB, Fed, FDIC, SEC and will not affect the rule making under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 just levied upon us.  Oh my! Disappointed again!

State of the Financial Services Industry:

The alleged “predatory practices and pricing,” if there are any though, are lost on the citizen/customer of all stripes, who enthusiastically embraces the value and benefits of banking and community banking especially and its convenience, valuable products and services.  This reception is shown by the growth and popularity of the industry where total banking assets, deposits and revenues each have tripled essentially to $13 trillion, $9 trillion and $678 billion, respectively, since 1993, over the last 17 years.  This was accompanied further by an improvement of 11 percentage points in efficiency to 55% and an improvement in capital leverage of 1.2 percentage points to an average of 8.8% for the industry.

So, by these numbers, we can be thankful, as well as assured, that the banking industry is demonstrably alive, well and resilient, notwithstanding the “rocky road” of the boom of the bull market of the late ‘90s and its “irrational exuberance,” followed by the bust of the “dot.com” blowout of the stock market at the start of the decade and the financial crisis – the “Great Recession,” if you will - at the close of the first decade.  Of course throughout, there was the incessant “droning,” distortion, and negative views of the industry embraced and sounded by the masses looking for a culprit for their misery, which were pandered to and amplified in the media.  Hey, news flash!  AIG has just paid back the Fed all of their loans, and all the bank TARP funds (not loans, but investments in 5%, adjustable to 9%, preferred stock equity with 15% warrants) invested by the Treasury in the largest banks (who were the targets of the public’s animus) have been redeemed at a tidy profit (7-17%), a windfall to the TAXPAYER, not a bailout.  The rest of TARP funds invested in smaller banks which were victims (not the cause) of the crisis, the recession and the irresponsible excesses of Wall Street and the “Shadow Banking System,” who together were the originators of virtually all of the Sub-prime mortgages, are expected to be redeemed in due time at a profit as well, and certainly as aggregated with the tidy returns already extracted from the redemption of the preferred investments made in the largest financial institutions which were concluded early (over a year ago) at the halfway point of the term set by the program.

This should more accurately be reported not as a “bailout” by any means, but “an artful investment by the Treasury in the industry critical to the national security of the country AND at a handsome return to the taxpayer, which had been PREPAID!” This is a positive outcome which has come to pass, indeed which was the “more likely than not outcome” to be expected, as I have reported in these spaces from the beginning at the first offerings of TARP as being consistent with the history of such programs and especially regarding the lucrative terms in favor of the Treasury (on behalf of the taxpayer) of these specific proposals.  Well done, Secretary Geithner!

On the other hand, currently the popularity and job rating as determined by recent polling of the public of their attitudes concerning Congress and the NY State legislatures in general is returning at an all time low of 13%, a third of where President Obama is ranging in the minds of the public.  Our industry is on the mend and is moving on, while the mid-term elections leave Congress mired in indecision and ineffectuality.

Media, Regulation and Human Nature:

Against this backdrop of fact and fancy, political forces and pundits railed against the Industry, 99% of the number of “us banks” who had nothing to do with the causes of the Crisis, focusing on the money-interest, be they the “rich” or the “banks” to readdress the many “alleged wrongs” and “exploitations” which the “system” were thought to have perpetuated upon the innocent consumer-citizens.  An “extreme characterization” you may say?  Yet, it is commonly what is reported on the radio -- I mean NPR interviews at 6:30pm on the “Evening (Financial) Report” when people with little more than a passing understanding of the world of finance are asked to comment and on Prime Time TV News daily “reporting” what some “man on the street (an undocumented “expert”) said that day about “what those G-- D--- banks did to us.”  The views and biases reported by these commentators are so far removed from my own understanding of the matter and contexts of their discussions as to be unrecognizable of the events and environment which I have observed, experienced and know to be accurate (yes, my biases included, too) given the limitations of the capacity of the human nature in any one of us to apprehend and perceive accurately any of our surroundings and experiences. But our way of acquiring or “producing knowledge,” indeed our “decision systems” which we humans use to chart our course through life is a whole other subject for discussion at another time, but none the less critical to our understanding and capacity to accurately formulate the questions plaguing our times, much less solving the riddles they present precisely and hopefully correctly. These matters are all taken up in fascinating monograph, Dirty Rotten Strategies, subtitled: How We Trick Ourselves and Others into Solving the Wrong Problems Precisely by Mitroff & Silvers, who are currently professors at University of California, Berkeley and San Francisco, respectively.  This writing adds insights into why governments, citizens and collective social orders of all stripes have only variable success in managing the “messiness” of complex systems like health care, world finance, global warming, human nature and socialization, etc., and governments, politics, religion, science and individual thinking and intuition as means to attack the management and understanding of the challenges of our times for which, I would submit, the pursuit of community banking as an exercise, activity and profession is but a proxy.

The whole industry is tarred with the same brush and is the target, nonetheless, and represents the greatest volumes of outspokenness against which, as a practical matter, the banking industry has difficulty in mounting an effective rational defense, which in any event falls only on the deaf ears of those who would protest and evokes the irrational response of the “mob,” if you will, leaving the industry “stuck” to suffer in silence.  Frankly, this “populist” movement is not willing or capable of understanding complex systems in and of themselves such as finance, health care, and human nature, much less the inter-relationship of several of these individual complex systems into an even more inscrutable combination.  The point here is, however, this “unreality” to which the authors of Dirty Rotten Strategies refer to in their book is fertile ground for massive distortion of the salient facts and circumstances to creep in to Congressional debate and media reports which offers the opportunity to manipulate in an unvarnished fashion to promote one’s individual competitive business agenda through legislation which is otherwise not achievable through fair competition in the market place the appropriate forum.

Legacy of Bank “Bashing” and Price Controls:

The Wall Street Reform Act included in one of its provisions (Durbin Amendment) that the Federal Reserve be charged with regulating (limiting) the fees charged on each debit card transaction presumably to cure some “nefarious practice” equally not in evidence.  The Federal Reserve was tasked to limit the interchange charge to only the variable expense to deliver the base service.  This was not to consider other “costs or returns” such as: consideration for the return on capital, fraud, market or actual value of services and their enhanced protections inherent in the new technology.   By a recent triennial study from 2006-2009, debit card usage is shown to be growing at 14.8% each year and now constitutes 35% of the total payment transactions for 2010, now eclipsing credit cards at 20% and checks at 22%.  This is because the debit card payment method improves immeasurably for vendor and consumer the convenience, limitation of fraud, assurance of final payment for most payments and significant efficiencies of electronic payments.  Their determination was reported last month to limit such charges (revenues) to a cap of 12¢ for each transaction. This was at the behest of the large box retailers (Walmart and Sears) who were successful in getting one well placed member of the Senate (Durbin) to submit the amendment which was ultimately included in the legislation.  Of course, this is simply naked price fixing of the wage and price control tradition of the Nixon Administration which was found to be bad economics and not to be effective in any way.  [Note: Banks under $10 billion in assets are exempt from the cap restriction by statutory provision.  Yet it remains to be seen, however, how the markets might apply these price controls to the largest issuers of debit cards (which constitute the dominant players) at 12¢ without affecting (reducing) the volume of business of the aggregate of community bank issuers at the current market determined higher price of 25¢ without shifting all the business to larger issuers’ cards.  The limiting cap placed upon the predominant issuers transactions will effectively frustrate the will of Congress by voiding the statutory exemption intended to benefit community banks by preserving this important source of growing revenues by operation of market forces which will discriminate against debit cards issued by community banks such as CNB by the effect of the cap on fees chargeable by the major players in the market.]

The free and highly competitive market up until now allows CNB about 25¢ per transaction currently, a reflection of the value of the product and service and its growing popularity.  Consequently, by this intrusion of legislation into the market process, we at CNB potentially suffer a curtailment of 52%, more than half, which is thus turned into a subsidy to the “big boxes” at our expense of $1,500,000 per year, or $3.00 per share, which are no longer revenues reinvested in retained earnings and capital to fuel the growth of the economy as well as meeting the challenges of increased provisions for loan losses and attending to resources necessary to “put out the trash” gathered as a consequence of the failures in the down economy.  This amounts to a handout from CNB to “Walmart, etc.”  This is a clear distortion of fair market pricing and a great corruption of political debate which is not in the best interest of the greater good, but only for the narrow interest of a small group of individual large retail participants.  Moreover, this matter had “nothing to do with the financial crisis or its causes.”  They had the political power, banks found themselves in an unpopular light (though not deserved), and the “big boxes” took advantage of the sour mood; because they could!  They could do this because of the prevalence of the “lynch mob” and “bank bashing” atmosphere which has been the norm of the last few years, even though baseless, in fact.  The “cost to the taxpayer” characterization of the TARP bailout by the media was a ploy to demonize the financial sector by its detractors and deflect attention in general and perhaps specifically from where the real responsibility lay for the crisis. Of course, as we had said originally, and one factor why we did not accept the TARP terms, was we knew this characterization as a “bailout” was baseless in fact and in history and so it has turned out to be so far and likely to be bourn out in the end when all is said and done.

There is Some Good Stuff, Too:

Before leaving the subject of Congress’ attempt to reform the financial industry, I would make the observation that two features designed to address the real issues causing the Crisis have been accomplished.  First, there is contained in the legislation the power of a commission of regulators, styled “Financial Stability Oversight Council” (FSOC) to identify any enterprise which has an impact on the world of finance to the extent that the size of the activities of such an enterprise threatens the stability of the financial system, the FSOC’s power to identify the enterprise as being involved in the world of finance and, therefore, under the jurisdiction of the commission allows the imposition of “bank-like” capital leverage standards and restrictions on activities, even to the point of dismantling such enterprises in order to protect the system.  Had this power been in place in 2007, the options to deal with AIG would have been in place to come to a far more efficacious and less contentious solution, since recall AIG’s rogue enterprises were located in London outside the jurisdiction of US banking and securities authorities, and at the time there were limited options open to our regulators in this country to address much less fix the problem.

Secondly, a plenary federal commission styled the “Consumer Financial Protection Bureau” (CFPB) was created to oversee and insure that “banking style” consumer protections (in place in our bank for decades) would now be imposed on any entity engaged in selling of financial services of any type to individual consumers and would be housed/attached, but not subservient, to the Federal Reserve, reporting directly to the President of the United States.  They have yet to appoint a chief of this agency whose purpose is ostensibly to assure that regardless of charter or activity, that bank standards which have been in place for decades would now be applied to all consumer sales activities, especially non-banks engaged in such activity and would be assured, regardless of charter and in a uniform fashion, except to the extent that individual state laws are more restrictive.  In theory, this Consumer Bureau may not regulate banks of our size, but they certainly can dictate and create regulations that we would be subject to.  So much power without any limitation on budget or scope located in any federal agency, of course, is a crucible for mischief.   All of the banking associations, both State and Federal, are aware of these issues and will be a significant protection against abuses by concentration of absolute power, which this represents, and which is just as likely to occur in the government, of course, as it does in private enterprise.

The rest of the 2,300 pages of legislation that compose the Wall Street Financial Reform Act and the 5,000 pages of regulations which are promised and yet to be spawned from that legislation will, in my estimation, generally add mostly senseless burden and expense without tangible benefit to us or our customers, but thankfully will not limit any of our material revenue-generating businesses.  The fact that a home mortgage will require 120 pages of disclosures instead of 100 as it does today is, of course, ridiculous since the customer stopped reading 25 years ago at 10 pages and now accepts the closing officers’ oral summary of the numerous provisions rather than reading them.  I have read all of the House Committee reports regarding material aspects of our business, especially mortgaging, and I find that our techniques of short-term maturities of three  and ten years (in Canada it is five years as a matter of statute), though not meeting the definition of a “qualified mortgage,” nonetheless fit within the category of “non-standard mortgages,” where short-term maturities are contemplated as we do them commonly (ironically, “our standard” portfolio mortgage we have offered since 1980), and which allows us to use community deposits to make community mortgages in a prudent manner as we have been doing since the early 1980s.  Importantly, by this means we will maintain our control over pricing and underwriting which will remain in our hands and discretion to set other terms and conditions of obligations, free from legislative or regulatory interference to any material degree.  Thus, legislative intrusion is:  expensive, yes; unnecessary, yes; but crippling our material operations, no.  And that’s the good news! The increased requirements and their detail will have the unintended effect of limiting access and curtailing credit due to new barriers which the customer will find more difficult to meet in a timely fashion.  Already the process has significantly slowed down our sales of fixed-rate mortgages to Freddie Mac, which is in defensive mode and pushing back any deal that has any nuance out of place.

World Wide Capital Issues and the Future Yet to be Addressed:

The third element identified in the Crisis needing reform, though not specifically addressed by the legislation per se, was the general notion that the banking industry throughout the world fell into collapse because of an insidious deterioration of capital levels/standards (highly leveraged operations) over the years which was allowed to sneak by lax regulators and outmoded regulation.  Many banks in the European markets were commonly operating with half  the common equity capital (2-4%) which we in the US would expect as prudent, and the rest of the world was in their own right operating on the edge in a highly leveraged fashion, too.  These so-called, “Basel III conventions,” attempt to create a world consensus of what the appropriate level of capital should be which financial institutions should hold against the risk of loss of their activities, new sophisticated complex instruments and the inevitability of the challenges presented by economic downturns.   It was this leverage which, in the most recent Crisis, found most of the investment banking industry vulnerable to markets, indeed to the point of the extinction of the venerable investment banking houses falling prey to non-sustainable practices, to wit, obtaining relief from the capital/leverage restriction of 12 to 1 by the SEC in 2004 (Net Capital Rule) upon request of the waiver from the five principal investment banking firms.  Incredibly the mechanism (speed limiting governor) of capital leverage limits was intentionally removed by the SEC leaving the “sky” as the limit, which in months rocketed to operations leveraged at 30-40 to 1, and effectively in some case to100 to 1, all to the ruination of a venerable industry which had dominated Wall Street for 80 years!

A threat to us was the change of the “status” of certain financial instruments made by the Reform Act which included “Trust Preferred” which are really long-term bonds written for 30 years, popular to finance the operations of community banks, but now have been curtailed for the future.  This does not affect  the $50 Million we have issued, since those institutions under $10 Billion in Assets are grandfathered, by an amendment insisted upon by the community banks who were admittedly, unintentionally caught in the crossfire of the sponsors of the first draft who had not done their homework (one of several lucky catches by us).  The attraction of long-term debt bearing an interest rate is that the interest to carry is deductible for tax purposes (and thus less expensive capital than the issuance of common equity, the dividends derived from which are not a deductible expense and are, therefore, taxed twice at the corporate and individual shareholder levels).   For a bank this form of financing was especially attractive since the regulators regarded Trust Preferred as tantamount to “equity capital” because of its long-term nature (30 years).   But this changes the landscape for the larger institutions requiring them to eventually find a substitute for their Trust Preferred issuances in the form of old fashioned, common equity which, of course, does not enjoy the same tax beneficial treatments and requires them to raise new capital in the markets subject to the usual attending exposures of that exercise.

              From our standpoint, our ability to perform year-over-year and create sustainable retained earnings after dividends and taxes to build our capital base to support our growth at a reasonable rate is likely to continue and to support the capital levels under discussion with Basel III since we currently already operate at and have achieved those capital levels.   But many European banks would need to raise capital in order to meet the new standards when and if they are ultimately approved and agreed upon.  It is likely that we will be able to continue to raise all of the capital that we need as we have for 123 years through the accumulation of retained earnings after dividends and taxes, and continue to be viable indefinitely in the service of our community.

That said, we plan to take steps to prepare contingency plans to have in place the requisite authorities to be able to offer additional common/preferred equity in the event that Congress or regulators move off in a direction which we would regard as requiring us to respond with an offering of some kind.  This action would be in the nature of an abundance of caution rather than an expectation of the need based upon the current “lay of the land.” We have a long history of being nimble and adept at doing what is necessary to continue to grow and sustain our business franchise in absolute terms as well as in relative terms to our competition or governmental interference.  So far so good!

There is Nothing New Except that Which is Forgotten.--- Rose Bertin (circa 1779)

and Other Lessons Learned:

Rose Bertin (1747-1813) was “minister of fashion” to Queen Marie Antoinette, wife to

Louis the XVI (circa 1779) and founder of the importance of global fashion, what sociologists call “the economic system of symbolic goods.” She developed the fashion industry into a trans-national economic empire selling her creations to the royalty of Europe of both genders, turning what was once thought to be limited to “novelty” or “frivolity” eventually expanding into a necessity for those who would seek or to maintain a certain rank or reputation – where the visual impression/appearance becomes more than half of what is communicated as the reality, based on that perception, which, in truth, is mostly fiction,  an unreality believed to be a reality itself.

As with fashion consider it is also so in the theater, where we, actor and audience alike, are invited to suspend reality to begin with, then “play the play” according to the genius of the playwright’s fictional “reality” which can be as real or fanciful as is the imagination can range.  So, it is with the perception (acquisition of knowledge) and the memory (of that information) of human beings in every day life, even though not widely acknowledged.  In law school we all took a course in Evidence which is a chronicle of the unreliability of both the human perception of an event in the first instance and the memory of the details of it over time.  The script of our life’s experiences that we end up with in our minds, though, is comprised of prejudgments (prejudices) of 55% and biases/first impressions of 30% that we wake up believing every morning based on the accumulation of our life’s experiences, leaving just a meager 15%

of the mind’s capacity open to consider new material be it message, information or text. Thus, the content of communication is made up more with the receiver/listener’s extant point of view in “read only memory” set in place well before coming to the table for the day than what will be revealed by the transmission of new information in a ratio of 5 to 1, close/decided to open/undecided mindedness. Thus, we have the conundrum of the challenge of transparent communication where most of each mind is already made up with its own unique context of experiences, his or her reality, against which the new information will be played and evaluated long before the new information/experience/discussion is introduced. It is amazing that any agreement or meeting of the minds can occur at all among small groups, much less larger groups assembled on the floor of Congress because of the disparity of each participants variant view of what constitutes reality at the start.

Fashion or theater, what apt metaphors for the “goings on” of Wall Street-an unreal “reality” as changeable in tastes as the fashion industry and as fickle as well as the theater is as fanciful as we want it to be and risk laden, too, if we come to actually believe the “story” as an accurate reflection of human nature as conjured up by the playwright.  I associate the old adage “Put lipstick on a Pig” with the dressing up of Enron’s energy futures for sale to the unsuspecting who were fatefully stuck with “but it’s still a pig” as a reminder in many ways that Wall Street is but a bazaar populated by gossip, show, hustlers, and gypsies looking to distract/swindle the next unsuspecting observer/buyer. To the extent that is accurate, why would anyone or any profession (FASB) intentionally submit or contend that the determination of the reliable value of a company should be the subjective opinion of that market, media hype, or otherwise artificial environment, totally decoupled in every way from the hard data and evidence based performance of the underlying enterprise which should drive the determination of “Value” both tangible and intangible of the Company as represented by the securities, the subject of the sales “transactions” on the table.

And so it is that the behavior psychologists tell us that contrary to popular belief, we humans are not primarily motivated by economic considerations and disposed to respond rationally; quite to the contrary, we are primarily motivated in our decision making processes by emotional considerations and are disposed to respond irrationally, more likely than not.  True, I might observe, we do rationalize our positions to our significant others in terns of economic considerations and the cost/benefit analysis; and we all have “significant others” be they spouses, shareholder/directors or members of the voting public to which we are beholding. We pretty much believe what we want to believe and are pretty good in deluding ourselves that those perceptions are the true status of things, our reality: these real estate prices are going up forever.

In their treatise, This Time is Different, Eight Centuries of Financial Follies, Reinhart and Rogoff sum up what we have learned as:

“Technology has changed, the height of humans has changed and fashions have changed. Yet the ability of governments and investors to delude themselves, giving rise to periodic bouts of euphoria that usually ends in tears, seems to have remained a constant.” And they add the warning that: “financial fragility in economies” is especially found in the company of “massive indebtedness,” that is, in “highly leveraged economies,

particularly those in which continual roll over of short-term debt is sustained only by confidence in relatively illiquid underlying assets, seldom survive forever, particularly if leverage continues to grow unchecked.”

Participants: Investor or Speculator-Which Are They?:

Let me be clear.  When the media refers to “Wall Street or the Investor,” the impression given is they are talking about an informed professional who has researched and is experienced about the dynamics of the market and the securities being discussed. But is this true in reality, or is it just an impression or “impressive appearance?”  In these spaces before, I have suggested that when encountering the word “investor” one would be advised to substitute the word “speculator” and be more accurately informed. To qualify, an ”investor” at the very least will have read  annual reports, earnings statements and balance sheets, and will have assessed the management, products/services and future prospects.  Their choice is driven by an understanding of, and a commitment to, the mission of the enterprise and the opportunity to share in the earnings (dividends 30-33%) and the growth in book value (common equity) indefinitely.  They understand intuitively that the value of the company and their ownership is manifest tangibly by the book value, to be sure, but also significantly by the intangible value of the “human equity” represented by the ongoing collaboration between the staff of the company and its customers, enhanced over time by a mutually beneficial association.

Human affairs trump (sales) transactions. “Building the business” is the gathering and nurturing of human relationships; the growth of transactions/sales falls naturally out of those relationships as a matter of course.  In our Company’s case, the “quick test” of the authentic investor in CNC/CNB is simply, can the “investor” spell “Canandaigua” and pronounce it. If not, they flunk as having not read the Annual Report, etc. and have not come to the level of understanding of our business and operations to be committed to the enterprise and its mission and place in our society and to appreciate the value of our balance structure and choices, business philosophy and culture and thus deserve to share in the fruits and growth of our enterprise.

A “speculator” on the other end of the spectrum is focused on the financial gain primarily, bent on capturing value in the short term, acquired by buying low and selling high, not on the earnings performance unless a good report hypes the value of the stock in the eyes of other speculators.  Upon a transaction, the seller is getting the high and the buyer is getting the low; or is it the reverse? But it can’t be both ways, since it is the same price in either’s hand.  But then who is the greater fool! There is no time spent on the individual list above; any hope of understanding the underlying condition and prospects of the company is all but obliterated by the highly touted mutual fund “investment” which offers diversity, because it may have 50 to 100 issues in the fund but for which the individual prospects of each company become irrelevant.  The gain is purely financial, and the return focus is almost exclusively dependent on the liquidity of the markets, in turn, totally dependent on how speculators “feel” about the value of those fund’s shares.  It is here when intangible considerations dominate the thought /decision processes: momentum, world geopolitical concerns, and the “tip” from one’s brother-in-law (the studies show the most popular source of investment information, qua “tip,” is from a family member not a professional).

The Crisis, the Aftermath and Inevitability of Financial Cycles:

Thus, most of what we hear and see of public markets is cloaked in volumes of information, conjured by a host of human prejudgments and biases, repeated often whereby it is perceived as reality when in fact it is virtually without any evidence-based, hard data at all and thereby as reliable as a random guess, the roll of the dice, the spin of the roulette wheel.  But that’s what the professional world will hold up as the best estimate of the value of the underlying ownership -- that of the psychology of the feelings of a random bunch of speculators who would leave the floor of trading exchange at the first suspicion of “smoke” or trouble...loss of confidence.  We really should not rely on others’ opinions of what we or our enterprise is worth, since they have but a third of the data based on the stock price, none of which has any objective basis in fact. Yes, the market close is an accurate assessment of the value of the stock at the bell, the precise answer to the question: “what could be gotten for that stock at that time?”   But that is not the right question for the investor who is interested in the true value of the company; that is, the growth of its retained earnings/common equity after dividend and taxes, the book value of the enterprise, its strength, prospects and sustainability for further growth and the dividend itself which is a tangible sharing of the current value, fruit of the enterprise to enjoy currently.  Done skillfully this is perpetual motion or entropy, sustainable, contributing positively indefinitely, and truly a reliable investment for all financial seasons.

So, during the Financial Crisis, Wall Street Markets were not a reliable source of true value (nor a reliable source of liquidity) but a conjurer of insolvency.  Thus, when the chips were down, it turned out to be in the final analysis “all flash and no substance,” notwithstanding, there are still millions of believers out there hoping to win the lottery.  But this occurred when confronted by the “heat of not so friendly fire” of the “great collapse” in spite of all that held out the promise “It will be different this time” because of the modern systems of information and the digital world-wide “real time” communication link and the perception of advanced, experienced “enlightened” regulation. And Rose Bertin was the lucky one, since she was banished to exile while her patron Marie lost her head!

But the fashion metaphor is instructive since it explains exactly what did happen and what we did observe over the last four years of the Financial Crisis. When you are out of fashion in financial markets, you are in ruin as absolutely as if you were out of fashion in the fashion industry, and for the same capricious reasons borne of human emotion, confidence or fear.  Frankly, for the most part, this Crisis was mostly just an “old fashioned” recession, the “great economic contraction,” albeit a “doozy” to be sure, the most severe in fourscore years, in living memory.  Every economic expansion has the potential to expand into “irrational exuberance” in a context where it is commonly expressed that “the rules have changed this time.”  Yet, it never is different, human nature DOES NOT CHANGE which drives the nature and assessment of what constitutes value and the nature of confidence, both of which are the precursor for growth and constructive enterprise, which fuel the economy and which, support and fuel both private and public enterprise.

Financial cycles are a given in the banking business as sure as the sun rises and sets.   There have been 15 over the last two centuries and many more over the millennia. This will happen again, because if the financial cycle is 10 years, then the public memory WILL BE seven years, so history shows we are sure to “trip up again” to delude ourselves that “this time it will be different” during the interstice of those three years, and believe that the changes be they technology or insights of newly acquired regulatory wisdom (an oxymoron) at hand will make the consequences different this time. But historic observation shows that human nature does not change; “irrational exuberance” is endemic and a perpetual characteristic of the basic human condition and it will be served, say the behavioral psychologist-the Objective Reality for community bankers. In spite of the numbers, this is a very human business, driven by emotion and feelings first and a rationalization complete with the delusion fostered in a set of glib numbers, cost benefit analysis and logic.

Warning Signs Ignored?:

What did happen between 1996 and 2006 (10 years), when the housing prices peaked, was that the cumulative real estate price DID increase 92%, more than three times the 27% cumulative increase from 1890 to 1996 (106 years)! Not sustainable.  In 2005 alone, prices increased 12%, about six times the rate of increase in the real per capita GDP for that year.  Not sustainable.  By mid-2007, we saw a sharp rise in default rates on low-income housing mortgages in the US, and in 2008 investment banks Bear Sterns, Lehman Brothers failed or were absorbed, and Wachovia, the nation’s fourth largest bank, went down the week Congress chose to debate the “bailout” (a gross mischaracterization) which had already been agreed upon behind the scenes.  All were casualties in just six months of the chaos.  Mid-March in 2009, the DOW, remember, bottomed out at 6,500.  By the end of January 2011, at this writing, the DOW was flirting with 12,000.  Yes, we have some more time to go before widespread “normalcy” will be acknowledged, but we are well on the way to a permanent mend.

But the causes of the Crisis we now know were rooted in the unsustainable Wall Street practices focused on the cash revenues drawn from proceeds of ever greater trading on proprietary accounts by the 40 largest financial institutions which were underwritten by a highly leveraged structure of the largest players. Incredibly, as I have said above, this was facilitated by the removal of capital restraints (Net Capital Rule) by the SEC in 2004 at the request of the largest investment banking operations which were limited to leverage of 12 to 1, and “we were off to the races,” out of control.  Such practices are necessarily totally dependent on the smooth operations of the security markets which the financial industry had grown to depend upon and take for granted.  The markets across the world, of course, evaporated virtually over night in the Fall of 2008 as the Wall Street money markets seized up. Even intra-bank lending ceased altogether for the first time since the Great Panic of 1907 which was resolved by J.P. Morgan writing the check (providing liquidity), since the Federal Government was “tapped out” by these events finally, after a century of trying various banking experiments which gave rise to the formation of the Federal Reserve System in 1913.

On the other hand, we at CNB/CNC derive most of our revenues (75%) from the cash flow gained from the monthly payments of some 50,000 outstanding loan and mortgage contracts which involves no market exposure, but depends solely on human activity of our borrowers who need only “get out of bed” and be generally more productive than not during the day and, thank (pay) us once a month.  Add to this that we underwrote these credits with care observing time - honored principles of banking and character assessment of our borrowers.  Our net charge-offs are only 41 basis points or an eighth of the average for all FDIC banks this last year of 300 (3%) basis points. This cash flow is protected by collateral and a highly diverse array of customers whose revenues themselves are from a highly diverse source of revenues (sales) both domestic and foreign.

What Was Learned (New) and What Was Just Forgotten:

What was new “this time” for Wall Street financial institutions was what they had forgotten -- a host of considerations which have been ever present in every financial downturn to one degree or another, namely: the inevitability of economic cycles and the impact both positive and negative on market values or exchange value of assets for cash, be they driven by confidence or gripped by fear, happen with regularity over history and the timing thereof defies prediction, absolutely.  What they forgot was that the future is not simply the projection of the near past forward (historical experience of success, albeit short term) but a mixture of say 2/3 recent historical experience projected and combined with 1/3 absolutely brand spanking new “stuff” driven by ingenuity and untested combinations of human beings, such as, esoteric instruments like credit default swaps and collateral backed securities yet to be validated.  Then, they forgot to listen to the “noise” of talk of “real estate bubbles” though common enough and generally just noise no more dignified than idyll gossip, but sometimes is the first whiff of something of critical importance.  And in the same vain, there was talk of historically highly leveraged condition of nations, commercial enterprise and individuals alike.

But these are classic destabilizing elements which, if occurring simultaneously with random exigent circumstances, turn a nonevent into a disastrous circumstance.  It was common knowledge that relaxing of credit standards was being urged by the political agenda of Congress to expand housing to classes heretofore not served, without understanding the reasons therefore.  Was it red lining of the ‘70s just returning, grounded in the racial discrimination, or was it a collision with the prudential underwriting standards of steady employment, stable collateral value of developing neighborhoods, 20% down payments and stable social structure and responsible members willing and able to support themselves and contribute to the community?  Studies show these time honored principles are immutably required for a stable community, quite independently of ethnicity or creed, but ultimately the core elements for a stable credit.  After all, in essence community lending is in effect a monetizing of the intangible prospects of the borrower’s future cash flows (contract for credit is represented by a note) in part derived from and made possible by the advance of tangible cash deposited in a companion bank account at the ready for the demand for immediate payment to another by the borrower’s order of demand instruction. Without stable credit, this maneuver is a recipe for a collapse of the economy-as it was as just demonstrated.

“Magic” of Community Banking—Exquisitely Simple, Yet Somehow Forgotten:

This process is the “magic” of community banking alchemy, where money that is literally created by the proceeds of the loan contract, is deposited into a checking account coupled with the monetizing of future prospects (through the agreement of the loan contract). The contract is a commitment to make installment payments monthly in exchange for the immediate deposit of the entire principal amount into the account is the essence, where moments before neither the money nor the monetizing of future prospects even existed.  On the other hand, we stayed focused on our Mission to facilitate the growth and success of our client/customers and the support and facilitation of the human activity that implies.  We applied common sense and time-honored principles of banking, underwriting and leverage, coupled with the delivery of education and advice in support of the success of our customers.  This all was in keeping with our responsibilities to our depositors on the other side of the balance sheet as to our duty to keep their funds safe and guard their trust that their liquid resources (deposits) which they need and count on to support the smooth running of their households and businesses in and for all seasons will be safe and sound. “You can bank on it!” is the branding label finding its way into the lexicon centuries ago. Note there is no mention of, or direct exposure to, the fickleness of market value, because our cash flows are not generated by proceeds of sales.

Thus, I submit the answer to the puzzle of why we have succeeded where most of the rest of the industry, both the largest financial institutions and the smallest banks, have struggled is because we did not forget what we are about and the complexity of the Mission and the environment in which it must be played out.  We remained steadfast in our choice of balance sheet structure to avoid the huge risks attending market valuation exposure by focusing on direct lending to individuals and their companies and investment in securities for our portfolio with a priority for liquidity to support that lending, not reaching to maximize our incremental revenues which inevitably would expose us to the risks of the market volatilities which may be irrational and destructive.

So, as we now pause to reflect, we know we have much to be thankful for, not the least of which is that the recovery is finally underway even though there are several years to go.  Our Company has been a fixture of stability in our community throughout this period, indeed throughout its 123 years of existence since 1887, and emerges a symbol of strength, stability and sustainability.  Even as the Country begins to climb out of the worst recession in memory, our Company has prospered with earnings per share that significantly exceeded expectations in yet a fourth year since the commencement of the Crisis in 2007.

The reasons for this remarkable performance include solid and growing net interest margins, an increase in deposits and growth in average assets and mortgage banking revenues that were four times what they were a couple of years ago.  This success was grounded in our steadfast adherence to values that have proven successful since our inception, and remaining true to time-honored principles of banking which focus on the intermediation of deposits between generations and the recycling of those deposits in the form of loans to those in the follow-on generations who will raise families and create businesses.  Because our bank model is focused on Main Street and not Wall Street, because our source of vitality springs from the cash flow of 50,000 contracts to pay us once a month and not on the proceeds of sales dependent on markets which come and go, we avoid the risk associated with those markets.  Our Mission is vested in the activity to help individuals and businesses succeed, providing the engine that will run our local economy in any economic climate.

Since 1995, the beginning of our first 15-year plan, and in the last 10 years specifically, we have tripled the size of the Bank and our financial institution and quadrupled its earnings in a sustainable way, all the while carefully balancing them among shareholders, customers, colleagues, and by extension, the community at large in a way that supports our Mission which is to grow the community through our constituents.

All of this, which gives rise to a  Bank for all financial seasons, is based on consistently strong performance which is in a large part due to maintaining and adhering to the principles of the traditional community bank model of lending community deposits directly to individuals and businesses in the community so that if the depositor is OK, and if the borrower is OK, and we at the Bank are OK, then what happens in Wall Street and in Washington and in Albany is really irrelevant, if we keep the faith among ourselves.  This strategy is based on a system of values which has sustained the Company over its life, through two World Wars and the Great Depression itself, and now to include the Great Recession of 2007 - 2009.

Some “Doings” of 2010:

Turning now to more positive developments, let me briefly comment on the opening of our second Webster branch at the intersection of Jackson and Ridge Road which we simply call “Jackson Ridge” and which will serve another “village” associated with Webster; our other being in the Baytown area of this very large township opened in late 1999 (11 years ago) signaling the start of our expansion in, and commitment to, the Rochester Market.  Architecturally designed to resemble a “stage coach stop” of yesteryear, it has been a very popular addition to the northeast quadrant of the Rochester Market.  We have under planning for this year, a second facility to be located in the northwest quadrant in Greece, our second facility in that large political subdivision which is well underway for a soft opening in October.  Of course this is the completion of the first year of our Trust Company (CNTF) in Sarasota, Florida, which has been productively involved in getting settled, becoming engaged in the community, and developing our Florida fiduciary as a safe haven for those wishing to escape New York State taxes.  We now have transferred $20 million of assets to this safe haven.  This is our primary purpose because this option benefits both the $1.6 billion under management at the Wealth Strategies Group in New York State as well as Genesee Valley Trust Company (GVT), both of which may have or might attract clientele who find a Florida option attractive, if not now, then in their future, which is important for all New York State based fiduciaries to have in view of the State’s financial distress and its legislature’s first inclination to fix it by the taxation of wealth or the wealthy; sadly always a short-sighted and an ineffective strategy for retention of those individuals and their business to remain in the state.  GVT finished the third and final year of the Purchase Agreement period with a surplus from operations driven by a recovery of the DOW and the value of assets under management, even though it booked a budgeted loss when amortization of intangibles were factored in. Moreover, we completed the renovation of Basin Park as well as the Operations Building in Canandaigua with all the necessary upgrades and conveniences to include backup electric generators which are gas powered to assure our service is provided uninterrupted in spite of calamity or weather.

Executive and Senior Leadership Development Programs:

This year represents the completion of a nearly three-year process of a very successful Executive Development Program including EVPs, SVPs and VPs consisting of 30 of our most promising individuals who are most likely to be our current and prospective leaders well into the future.  As you will recall, the process was first a “call” to select just a successor CEO with testing and assessment of selected officers by an experienced corporate psychologist who came to us well recommended.  This was reformatted upon my further reflection of the opportunities presented into a rigorous undertaking to test, assess and develop the management and leadership skills of our most promising officers, aimed at strengthening the top three layers of management/leadership, assessing, identifying and enhancing the “depth of bench,” so to speak, of our executive staff.  This was born out of an understanding that it is the ideals, values and sound principles of banking which propel the success of our enterprise; accordingly, an enlightened management and leadership is the most significant assurance that this stewardship will continue well into the future.  Of course here, as the Board acknowledged, our process  identified the pinnacle  role of the Executive Management Team underwriting our success over the last several years encompassing the Financial Crisis delivering nothing short of “celestial returns” both financially and in terms of the intangible enhancements to the quality and competency of each member of our Senior Management Staff.  When taken together, these assets bring a balance and breadth of capacity second to none in the industry and which each of the members can take a fair measure of “pride of authorship” to be sure.

Another observation derived from this process of development and assessment over the last 24 to 30 months has been a clear understanding that each member of the ensemble is especially well suited for his or her role now and in the future.  Therefore, it was thought in the best interest of the enterprise, that every effort be made to preserve, maintain and strengthen this highly effective group already in place.

It was also recognized that the collaborative culture which has grown over the last decade or so has in many respects been the “secret of our sauce” where it is recognized that it is the collaboration between our staff and our customers and all of our constituents to include shareholders and by extension, the community at large, that provides value, focus and effective coordinated enterprise.  This collaboration has propelled a well thought out strategic plan, past excellent performance to a sustainable, durable and adaptive business model which is viable in all economic seasons as demonstrated over the last few years even as we were faced with challenges that brought down the entire world financial situation without any material impact on our prospects, indeed quite to the contrary.

Since it was clear that it would be in the best interest for us to build upon what we had already developed and had in place, and to continue to nurture the culture which coordinates and drives each of our efforts and what we do each day, it was settled that what was needed in the next CEO was someone who would compliment this ingrained effectiveness.  This, it was reasoned, would be done through his or her perspective and demonstrated leadership capacity, integrity and character, which would enhance and coordinate this collaborative ensemble in the stewardship of our Mission to grow the community through its constituents and thereby assure the sustainability of our enterprise and culture as an independent financial institution indefinitely.

Succession:

At its meeting on October 13, 2010, the Board of Directors arrived at its unanimous choice for the next President and CEO, our Director of six years, Frank H. Hamlin, III.  Because of our father-son relationship, this was done through a process involving an Executive Session involving 8 of the 11 Board members constituting “outside” Directors who conferred and voted, and only then by the whole Board affirming that the person selected was deemed to be the best fit for these well defined purposes as a person of perspective, demonstrated capacities and character.  Frank was found to be in perfect alignment with each of the elements of the job description which had been determined with great care for this critical role in this unique enterprise.  Especially attractive was the fact that he was viewed as already demonstrably committed to our values, culture and philosophy of doing business, as well as bonded with the community by his family choices to date and observed in his direct associations and experiences as a Board member.

He joined forces for the last pay period of the year on Saturday, December 18th.  During the previous two months, he closed his active practice as a criminal trial attorney representing indigent clients, and a practice which had a client base spanning the Fourth Judicial Department (Western New York State) including nine counties, principally Ontario and Monroe, embedded in the Rochester Region as a “solo practitioner” with 10 years of experience before judges and juries of the criminal bar.  He was graduated from the University of Vermont, 1995-BA (Political Science, Psychology-Dean’s List) and Albany Law School 2000, (Juris Doctor, JD, Dean’s List) (Notably, following his great, great grandfather Frank Hamlin, the first, 128 years later, who was graduated Albany Law in 1872 and after returned to Canandaigua as a Trial Lawyer at first representing grape growers.)  As such, he is the fifth Hamlin in line from the first President of Canandaigua National Bank, Frank H. Hamlin I (the others – George W. Hamlin, Arthur S. Hamlin, George W. Hamlin IV), each of whom, it may come as a surprise to most, came to the Bank for the purpose of becoming its President directly from a background of business or professional experience immediately before (for more than 10 years in each case) which had nothing to do with banking per se, but involved the broad experience with people, business and professions as an independent entrepreneur where broad perspectives and associations were required to be successful and effective.

The reception by any measure has been warm and an unqualified success, both internally and externally, and a process has been established similar to one I underwent 32 years ago under the tutelage of Arthur, where a tutorial of 24 months, give or take, has commenced to permit the transition of knowledge, experience, and craft, as well as an opportunity to read, study, learn the craft of the business to supplement his already broad experience with an expansive demographic of our society as well as understanding of the area’s market for financial services, and the commitment to our Mission.  The same process and exchange has commenced with each of the Executive Management and Senior Staff.  We have developed our Senior Staff and engaged them in a “way of going” of continuous improvement; with this broad array of talent and experience in place, and the succession identified and installed, the transition process is well underway.

Final Thoughts:

This week the Congressional Report on the Underlying Causes of the Great Recession of 2007-09 was released affirmed along party lines, Democrats 6 and the Republicans abstaining. This huge amount of data drew no conclusion as to whom or what was responsible for the colossal mess.  Secretary Geithner offered that everyone is tainted with a part of the failure: regulators, industry, Congress and investors alike.  That said, and accurately so, high-lights the very problem: it remains to be a constant part of the vulnerability of the human condition/nature that governments and investors seem to have an inherent ability to delude themselves that it will be different this time because of the inevitable change in circumstances which improve and protect from the financial system spinning out of control.  Surely the new technology, communication, and regulation such as new powers to stem abuses of those whose activities threaten the stability of our financial systems or would sell financial service to consumers, must abide by the provisions addressing these issues in the Reform Act 2010.  But as Economist Hyman Minsky (1919-1996) has written: "people are momentum investors by nature, not value investors,” driven by emotion not data.  Thus finance itself is inherently unstable, where in good times feelings lead to confidence and risk taking with the potential to develop into irrational exuberance and more, so as to launch the next speculative bubble with all too well known disastrous consequences after a collapse of confidence, market values and widespread ruinous losses of an economic contraction which follows eventually.  What we learned this time, though itself is not a cause per se, is that the fragility introduced into economics by widespread indebtedness of both individuals and nations living beyond their means, generally sustained by confidence in relatively illiquid assets, creates a “tinder box” especially vulnerable, ready to spontaneously burst into the flame of insolvency (caused by asset devaluation, mark to market rules) and follow-on ruin occasioned by any random, unrelated event whereby chaos ensues.

Thus, for this Company and its sustainability, our first line of defense against this ingrained instability and inevitability of future financial disruptions of values and markets is to focus our attention on revenues not directly dependent on proceeds of sale which require stable markets to be fully liquid in all seasons, free from the potential of disruption even infrequently.  We do this by acknowledging that our first order of business is to focus on the growth of the community (not markets) through its individuals and businesses.  The second defense is to optimize earnings and spread those benefits across owners, customers, colleagues and the community at large so as to fulfill on the first order of business.  Finally, we remember that our investments other than loans are first and foremost to provide liquidity in support of the first two elements, especially not to reach for incremental earnings which, by necessity, would expose us to the risks of the vagaries and inherent speculations and instabilities which history shows emphatically attend all markets from time to time and offer up huge losses which we are primarily designed to avoid, so we may remain steadfast in fulfillment of our Mission.  These three elements, together with safe and sound underwriting practices that adhere to long-standing principles of banking and underwriting, coupled with our understanding of the importance of culture and its humanity, and combined in a collaboration which is the “secret of our sauce,”  constitute the foundation at the root of our success, which allowed us to navigate through white water rapids of this Financial Crisis as in the past and which allows us to choose our course of perpetual sustainability of our Company indefinitely.

With this demonstrably successful strategy in place, a strengthened executive and management team ready and on a course of continuous improvement and ultimate succession identified and installed, we are set to perpetuate this worthwhile enterprise for yet another generation.  It should be acknowledged again that our entire team can take great satisfaction in delivering performance this year which can only be described as “celestial” as it is historic.  It is indeed an honor and a privilege to serve and guide the staff of this remarkable enterprise, and I look forward to your continued support and sharing annually in its profits as we focus upon our Mission of growing the community for the benefit of all and through each of our constituents.  Our prospects are indeed bright.  We have never been stronger in every way or with greater capacity to adapt and innovate.  With your shared commitment to our Mission, we will continue to succeed as a viable and productive enterprise underwriting the success of our region.

Very truly yours,

/s/ George W. Hamlin, IV

George W. Hamlin, IV

Chairman and CEO

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